

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

<u>Via E-mail</u>
George Eldridge
Chief Financial Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

> **Re: Proteon Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 6, 2014**
> **CIK No. 0001359931**

Dear Mr. Eldridge:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note your response to our prior Comment 5 and associated revisions to your registration statement. We also note your response to our prior Comment 14, which states that "the FDA will not consider the Phase 2 results, including any non-prespecified analysis, when reviewing a BLA." In light of this response, in addition to our original concerns, the appearance of the graphs in the Prospectus Summary is inappropriate. Please remove all graphs displaying the results of your clinical trials from the Prospectus Summary. Additionally, please disclose, where you discuss Phase 2 clinical trial results throughout the prospectus, that the FDA will not consider these results, including any non-prespecified analysis, when reviewing a BLA.

Risk Factors, page 13
"PRT-201 may cause undesirable side effects…," page 22

2. Please define the term "protease" at its first use to enable a lay investor to understand such term.

Use of Proceeds, page 57

3. We note your response to our prior Comment 9. We understand that you can only provide your best estimate of how far you expect the offering proceeds will enable you to advance each of your clinical programs. Please expand your disclosure in this section to provide the information you provided in response to this comment. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these estimates and the reasons that the actual developmental timelines could vary.

Notes to Financial Statements
Note 9. Redeemable Convertible Preferred Stock, page F-21

4. Regarding your accounting for the individual purchase rights, you indicate that you will adjust the carrying value of such investor rights to its estimated fair value at each reporting date up to the closing of the tranche financing, which will occur at the closing of this offering. Please address the following:

    - Please provide us an analysis with reference to authoritative literature supporting your accounting for the individual purchase rights as a liability recorded at fair value at each balance sheet date.
    - Please revise to disclose why you will cease accounting for the purchase rights as a liability recorded at fair value upon the closing of the tranche financing to support your elimination of this liability in your pro forma presentations throughout the filing.
    - Revise to disclose the number of Series D preferred stock and, after the closing of the IPO, common stock subject to the individual purchase rights provided in the Series D financing.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters.

Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Julio E. Vega, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110